EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination, and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer

February 26, 2020	February 26, 2020

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years ended December 31, 2019, 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

February 26, 2020

We have served as the Company’s auditor since 2007.

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Note	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash		$9,625	$3,252
Amounts receivable		1,477	4,091
Taxes recoverable	6	5,483	5,343
Prepaid expenses and other assets		594	1,030
Inventory	7	5,592	9,231
Total current assets		22,771	22,947
Exploration and evaluation assets	9	9,827	46,781
Plant, equipment and mining properties	11	35,658	38,743
Long-term investments	8	4,311	10
Other assets		4	107
Total assets		$72,571	$108,588
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$4,907	$5,885
Amounts due to related parties	12 (b)	156	157
Taxes payable		46	167
Current portion of term facility	13	3,384	1,017
Current portion of equipment loans	14	199	517
Current portion of finance lease obligations	15	692	950
Deferred revenue	17	-	573
Current portion of reclamation provision	18	-	296
Other liabilities		178	279
Total current liabilities		9,562	9,841
Term facility	13	2,513	5,884
Equipment loans	14	90	411
Finance lease obligations	15	442	869
Warrant liability	16	1,579	2,009
Reclamation provision	18	1,524	10,503
Deferred income tax liabilities	27	2,938	3,903
Total liabilities		18,648	33,420
EQUITY
Share capital	19	96,396	88,045
Equity reserves		9,391	9,849
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(4,563)	(6,124)
Accumulated deficit		(47,204)	(16,505)
Total equity		53,923	75,168
Total liabilities and equity		$72,571	$108,588

Commitments – Note 22
Subsequent Events – Note 28

Approved by the Board of Directors on February 26, 2020:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars)

	Note	2019	2018	2017
Revenue from mining operations	20	$31,746	$34,116	$33,359
Cost of sales	20	32,016	27,850	22,106
Mine operating income (loss)		(270)	6,266	11,253

Operating expenses:
General and administrative expenses	21	3,193	3,610	3,327
Share-based payments	19	937	630	2,018
Income (loss) before other items		(4,400)	2,026	5,908

Other items:
Interest and other income		545	215	246
Unrealized gain (loss) on long-term investments		1,282	(5)	5
Fair value adjustment on warrant liability	16	520	1,304	563
Unrealized foreign exchange gain (loss)		(663)	(801)	(933)
Finance cost		(84)	(444)	(157)
Accretion of reclamation provision	18	(104)	(122)	(93)
Interest expense		(64)	(109)	(103)
Income (loss) from continuing operations before income taxes		(2,968)	2,064	5,436
Income taxes:
Current income tax expense	27	(327)	(1,052)	(2,911)
Deferred income tax recovery	27	960	645	140
Income tax recovery (expense)		633	(407)	(2,771)
Net income (loss) from continuing operations		(2,335)	1,657	2,665

Loss from discontinued operations and on disposal	5	(29,126)	(31)	(143)
Net income (loss)		(31,461)	1,626	2,522

Other comprehensive income (loss):
Currency translation differences		1,603	(2,051)	2,383
Reclassification of foreign exchange on translation into net loss on sale of discontinued operations		(42)	-	-
Total comprehensive income (loss)		$(29,900)	$(425)	$4,905

Earnings (loss) per share from continuing operations	19 (e)
Basic		$(0.03)	$0.03	$0.05
Diluted		$(0.03)	$0.03	$0.05
Earnings (loss) per share	19 (e)
Basic		$(0.45)	$0.03	$0.05
Diluted		$(0.45)	$0.03	$0.05
Weighted average number of common shares outstanding	19 (e)
Basic		69,980,178	56,851,626	52,523,454
Diluted		69,980,178	60,000,637	53,320,009

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of US dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2017		52,431,001	$80,785	$9,100	$(97)	$(6,456)	$(21,538)	$61,794
Common shares issued for cash:
Brokered public offerings		10,000	17	-	-	-	-	17
Less share issuance cost		-	(1)	-	-	-	-	(1)
Exercise of stock options		20,000	25	-	-	-	-	25
Carrying value of stock options exercised		-	20	(20)	-	-	-	-
Stock options cancelled or expired		-	-	(139)	-	-	139	-
Carrying value of RSUs exercised		257,152	623	(623)	-	-	-	-
Less share issuance cost		-	(1)	-	-	-	-	(1)
Share-based payments		-	-	2,263	-	-	-	2,263
Net income for the year		-	-	-	-	-	2,522	2,522
Currency translation differences		-	-	-	-	2,383	-	2,383
Balance, December 31, 2017		52,718,153	$81,468	$10,581	$(97)	$(4,073)	$(18,877)	$69,002
Common shares issued for cash:
Brokered public offerings		10,105,658	6,547	-	-	-	-	6,547
Less: Issuance costs		-	(895)	-	-	-	-	(895)
At the market issuances		151,800	136	-	-	-	-	136
Less: Issuance costs		-	(4)	-	-	-	-	(4)
Exercise of stock options		87,500	112	-	-	-	-	112
Carrying value of stock options exercised		-	84	(84)	-	-	-	-
Less: share issuance costs		-	(5)	-	-	-	-	(5)
Carrying value of RSUs exercised		274,658	602	(602)	-	-	-	-
Options cancelled or expired		-	-	(746)	-	-	746	-
Share-based payments		-	-	700	-	-	-	700
Net income for the year		-	-	-	-	-	1,626	1,626
Currency translation differences		-	-	-	-	(2,051)	-	(2,051)
Balance, December 31, 2018		63,337,769	$88,045	$9,849	$(97)	$(6,124)	$(16,505)	$75,168
Common shares issued for cash:
Brokered public offerings	19	7,735,360	4,877	-	-	-	-	4,877
Less: Issuance costs		-	(472)	-	-	-	-	(472)
At the market issuances		4,954,000	2,924	-	-	-	-	2,924
Less: Issuance costs		-	(162)	-	-	-	-	(162)
Options cancelled or expired		-	-	(762)	-	-	762	-
Carrying value of RSUs exercised		565,259	835	(835)	-	-	-	-
Fair value of warrants issued		-	-	116	-	-	-	116
Shares to be issued		-	349	-	-	-	-	349
Share-based payments	19	-	-	1,023	-	-	-	1,023
Net loss for the year		-	-	-	-	-	(31,461)	(31,461)
Currency translation differences		-	-	-	-	1,561	-	1,561
Balance, December 31, 2019		76,592,388	$96,396	$9,391	$(97)	$(4,563)	$(47,204)	$53,923

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

	Note	2019	2018	2017

Cash generated by (used in):

Operating Activities
Net income (loss)		$(31,461)	$1,626	$2,522
Adjustments for non-cash items:
Deferred income tax expense (recovery)		(960)	(645)	(140)
Depreciation and depletion		3,723	3,256	2,703
Inventory net realizable value adjustment		387	-	-
Accretion of reclamation provision		104	122	93
Unrealized loss (gain) on investments		(1,282)	5	(5)
Foreign exchange (gain) loss		1,461	270	139
Fair value adjustment on warrant liability		(520)	(1,304)	(563)
Fair value adjustment on modification of term facility		-	234	-
Unwinding of fair value adjustment of term facility		(170)	-	-
Loss from discontinued operations and on disposal		29,126	31	143
Share-based payments		937	630	2,018
		1,345	4,225	6,910
Net change in non-cash working capital items	23	4,162	4,999	(9,077)
		5,507	9,224	(2,167)

Financing Activities
Shares and units issued for cash, net of issuance costs		7,283	8,466	40
Finance lease payments		(956)	(1,166)	(1,581)
Equipment loan payments		(524)	(1,445)	(847)
Term facility payments		(833)	(2,000)	(667)
		4,970	3,855	(3,055)

Investing Activities
Exploration and evaluation expenditures		(5,723)	(5,361)	(5,527)
Additions to plant, equipment and mining properties		(3,276)	(9,416)	(6,608)
Proceeds from sale of long-term investments		23	-	-
Cash proceeds from sale of discontinued operations		6,599	-	-
Cash disposed of in discontinued operations		(1,459)	-	-
Redemption of short-term investments		-	1,000	9,000
Redemption of reclamation bonds		102	548	-
		(3,734)	(13,229)	(3,135)

Change in cash		6,743	(150)	(8,357)

Effect of exchange rate changes on cash		(370)	(18)	(3)

Cash, Beginning		3,252	3,420	11,780

Cash, Ending		$9,625	$3,252	$3,420

Supplementary Cash Flow Information (Note 23)

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on July 1, 2015, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Functional & presentation currencies

The functional currency of the Company is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries is the US dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

a)	Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

	i.	Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

	ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012 and July 1, 2015, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2019.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report, on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•	Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;

•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels above design capacity and budgeted production levels with consistent recoveries and grades; and,

•	Establishing sales agreements with respect to the sale of concentrates.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii.	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment, in which the entity operates. The Company has determined the functional currency of the Company to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities, if there is a change in events and conditions, which determine the primary economic environment.

b)	Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i.	Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of copper, silver, and gold contained in the stockpiles and finished goods assumptions for the amount of copper, silver, and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

ii.	Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino and San Gonzalo properties. The provision reflects estimates of future costs, inflation, foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii.	Valuation of share-based payments and warrants

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves. Warrant liabilities are accounting for as derivate liabilities (see Note 16).

iv.	Impairment of plant, equipment and mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, and mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment, and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment and mining properties, and exploration and evaluation assets.

v.	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

vi.	Recognition and measurement of deferred tax assets and liabilities

Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, tax assets and liabilities and net income in subsequent periods will be affected by the amount that estimates differ from the final tax return. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

Basis of Consolidation The consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration

Up until the sale of Bralorne Gold Mines Ltd. (“Bralorne”) on December 13, 2019 (see Note 5), the consolidated financial statements included the 100% ownership interest of Bralorne, a mining and exploration company located in Canada.

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Cash

Cash in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets and development costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

(ii) Development expenditures

Mine Development Costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;
•	Consistent operating results are achieved during the test period;
•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;
•	Plant / mill has reached a pre-determined percentage of design capacity;
•	Adequate funding is available and can be allocated to the operating activities; and,
•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Plant, equipment and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of sales.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties and depreciation commences.

After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

As at December 31, 2019 and 2018, the Company estimated a remaining mine life for San Gonzalo of Nil, and 0.8, respectively.

As at December 31, 2019 and 2018, the Company estimated a remaining mine life for the Avino Mine of 8.5 and 9.5 years, respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Effective October 1, 2019, and as a result of a review of the remaining life and the pattern of usage of office equipment, furniture and fixtures, computer equipment and mine machinery and transportation equipment, the Company adopted a straight-line method for its plant and equipment, which were previously depreciated using the declining balance method. The change in depreciation has been applied prospectively as a change in estimate. The Company believes that the new method better reflects the pattern of consumption of future economic benefits to be derived from the assets being depreciated.

Plant and equipment are depreciated using the following annual rates and methods:

Office equipment, furniture, and fixtures	3 years straight line balance
Computer equipment	5 years straight line balance
Mine machinery and transportation equipment	5 years straight line balance
Mill machinery and processing equipment	5 - 20 years straight line
Buildings	5 - 20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk copper, silver, and gold concentrate in a saleable form. The Company has bulk copper, silver, and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

NRV of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Revenue from Contracts with Customers

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Financial Instruments

Measurement – initial recognition

All financial assets and financial liabilities are initially recorded on the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. All financial asset and liabilities are initially recorded at fair value, net of attributable transaction costs, except for those classified as fair value through profit or loss (“FVTPL”). Subsequent measurement of financial assets and financial liabilities depends on the classifications of such assets and liabilities.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Classification – financial assets

Amortized cost:

Financial assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effect interest method, and is recognized in Interest and other income, on the consolidated statements of operations and comprehensive income (loss)

The Company financial assets at amortized costs include its cash, amounts receivable not related to sales of concentrate, investments (short-term), and reclamation bonds.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collect contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Upon initial recognition of equity securities, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate its equity securities that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the instrument; instead, it is transferred to retained earnings.

The Company currently has no financial assets designated as FVTOCI.

Fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL, which includes amounts receivable from concentrate sales.

Classification – financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Financial liabilities at amortized cost include accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations.

Financial liabilities classified FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations. The Company has classified share purchase warrants with an exercise price in US dollars (see Note 16) as financial liabilities at FVTPL. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in the consolidated statements of operations.

The Company has no hedging arrangements and does not apply hedge accounting.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets when necessary. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Share capital

a)	Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

b)	Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company’s share option plan and restricted share unit (“RSU”) plan allows directors, officers, employees, and consultants to acquire common shares of the Company.

The fair value of options granted is measured at fair value at the grant date based on the market value of the Company’s common shares on that date.

The fair value of equity-settled RSUs is measured at the grant date based on the market value of the Company’s common shares on that date, and each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All options and RSUs are recognized in the consolidated statements of operations and comprehensive income (loss) as an expense or in the consolidated statements of financial position as exploration and evaluation assets over the vesting period with a corresponding increase in equity reserves in the consolidated statements of financial position.

Reclamation and other provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation, and re-vegetation of affected areas.

- 18 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

IFRS 16 - Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 –
Leases
(“IFRS 16”) which replaces IAS 17 –
Leases
and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it became effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability
•	Any lease payments made at or before the commencement date
•	Any indirect costs incurred
•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located
•	Any incentives received from the lessor

The Company has elected not to recognize right of use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The majority of the Company’s leases were already capitalized as finance lease assets on its consolidated statement of financial position under the Company’s previous accounting policy at the time of adoption of IFRS 16. The Company has elected to apply the practical expedients in IFRS 16 and reviewed all existing leases and concluded that all leases that were previously expensed over the lease term where considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

IFRIC 23 - Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23
Uncertainty over Income Tax Treatments.
The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 was applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If the treatment is likely to be accepted, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 –
Definition of a Business
which:

•	Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted. The Company does not expect any material impact upon adoption.

5.	DISPOSITION OF DISCONTINUED OPERATIONS – BRALORNE GOLD MINES LTD.

On December 13, 2019, the Company completed the sale of its 100% wholly-owned subsidiary Bralorne Gold Mines Ltd. (“Bralorne”) to Talisker Resources Ltd. (“Talisker”). The sale includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico.

The consideration includes:

•	C$8.7 million (translated to $6,599) in cash

•	The issuance of 12,580,000 common shares of Talisker, representing 9.9% on a pro-forma basis following the close of the transaction and subsequent financing by Talisker;

•	The issuance of 6,290,000 share purchase warrants exercisable at C$0.25 per share for a period of three years after the closing, subject to acceleration in the event the closing price of Talisker’s common shares is great than C$0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;

The sale includes the Bralorne claims, as well as nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia, known as the BRX Property.

The Company also received future consideration of a $2.5 million cash payment, contingent upon the commencement of commercial production at the Bralorne Mine, for which a fair value has been determined to be Nil at this time.

The Company recognized a loss on disposition, net of tax, calculated as follows:

Cash proceeds	$6,599
Talisker shares	2,243
Talisker warrants	716
Total proceeds	$9,558
Net assets sold and derecognized:
Cash	1,495
Other current assets	242
Exploration and evaluation assets	45,613
Plant and equipment	1,745
Other long-term assets	19
Current portion of finance lease obligations and equipment loans	(175)
Non-current portion of finance lease obligations and equipment loans	(111)
Site restoration obligation	(10,828)
Foreign currency translation adjustments	(42)
37,958
Loss on disposition before selling costs	(28,400)
Selling costs	(490)
Loss on disposition, net	(28,890)

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

As a result of the sale, the comparative net income (loss) for the current period, as well as previous two years, have been reclassified from continuing operations to discontinued operations:

	2019	2018	2017
Revenue from mining operations	$-	$-	$-
Cost of sales	-	-	-
Mine operating income (loss)	-	-	-

Operating expenses (income)	16	(45)	(14)
Accretion of reclamation provision	217	256	154
Gain on sale of assets	2	(175)	-
Other items	1	(5)	3
Loss on disposition	28,890	-	-
Net loss before income taxes	(29,126)	(31)	(143)
Income taxes	-	-	-
Net loss from discontinued operations and on disposal	$(29,126)	$(31)	$(143)

The results of discontinued operations included in the consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017, are as follows:

Cash generated by (used in):	2019	2018	2017

Cash flow used in operating activities	$(19)	$(7)	$12
Cash flow used in financing activities	(258)	(590)	(871)
Cash flow used in investing activities	(5,583)	(4,178)	(5,270)
Net cash decrease from discontinued operations	$(5,860)	$(4,775)	$(6,129)

6.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST”) recoverable.

	December 31, 2019	December 31, 2018
VAT recoverable	$2,652	$3,144
GST recoverable	42	82
Income taxes recoverable	2,789	2,117
	$5,483	$5,343

7.	INVENTORY

	December 31, 2019	December 31, 2018
Process material stockpiles	$1,079	$4,486
Concentrate inventory	3,055	3,095
Materials and supplies	1,458	1,650
	$5,592	$9,231

The amount of inventory recognized as an expense for the year ended December 31, 2019 totalled $32,016 (2018 – $27,850, 2017 - $22,106), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

8.	LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,	Net Additions	Movements in foreign	Fair value adjustments	Fair Value December 31,
	2018	(Disposals)	exchange	for the year	2019
Talisker Resources Common Shares	$-	$2,243	$63	$891	$3,197
Talisker Resources Warrants	-	716	21	377	1,114
Other long-term investments	10	(24)	-	14	-
	$10	$2,935	$84	$1,282	$4,311

9.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2018	$9,034	$34,304	$43,338

Costs incurred during 2018:
Mine and camp costs	-	3,143	3,143
Drilling and exploration	346	1,142	1,488
Depreciation of plant and equipment	-	540	540
Interest and financing costs	-	414	414
Geological and related services	-	205	205
Water treatment and tailing storage facility costs	-	53	53
Assessments and taxes	86	29	115
Assays	-	13	13
Effect of movements in exchange rates	226	(2,754)	(2,528)

Balance, December 31, 2018	$9,692	$37,089	$46,781
Costs incurred during 2019:
Mine and camp costs	-	2,537	2,537
Drilling and exploration	50	2,333	2,383
Depreciation of plant and equipment	-	317	317
Interest and other costs	-	325	325
Provision for reclamation	-	1,338	1,338
Assessments and taxes	90	31	121
Geological and related services	-	116	116
Assays	-	130	130
Water treatment and tailing storage facility costs	-	112	112
Effect of movements in exchange rates	(6)	1,286	1,280
Disposition of Bralorne Mine	-	(45,613)	(45,613)

Balance, December 31, 2019	$9,826	$1	$9,827

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$0.25 million during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

- 24 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

(b)	British Columbia, Canada

(i)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the year ended December 31, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in all 14 quartz mining leases. To exercise the option, Alexco must pay Avino a total of C$70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur C$0.55 million in exploration work by the second anniversary of the option agreement date, and a further C$2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for C$2.5 million.

During the year ended December 31, 2019, Alexco terminated the option agreement as structured. The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations, with a nominal carrying value.

10.	NON-CONTROLLING INTEREST

At December 31, 2019, the Company had an effective 99.67% (2018 - 99.67%, 2017 – 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2018 - 0.33%, 2017 – 0.33%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

- 25 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

11.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2018	12,482	133	283	16,377	9,866	5,625	44,766
Additions / Transfers	588	17	77	990	7,856	1,134	10,662
Disposals	-	-	-	-	(33)	-	(33)
Effect of movements in exchange rates	(108)	(1)	(2)	(110)	(86)	(49)	(356)
Balance at December 31, 2018	12,962	149	358	17,257	17,603	6,710	55,039
Additions / Transfers	664	381	(6)	(648)	148	2,770	3,289
Disposals	-	(6)	(12)	(3,723)	(231)	(206)	(4,178)
Effect of movements in exchange rates	31	-	1	33	34	13	112
Balance at December 31, 2019	13,637	524	341	12,919	17,554	9,287	54,262

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2018	4,592	48	144	6,084	1,139	601	12,608
Additions / Transfers	1,549	17	32	799	1,287	112	3,796
Effect of movements in exchange rates	(39)	-	(1)	(53)	(10)	(5)	(108)
Balance at December 31, 2018	6,102	65	175	6,830	2,416	708	16,296
Additions / Transfers	1,952	22	49	51	1,619	714	4,407
Disposals	-	(3)	(11)	(2,040)	(27)	(49)	(2,130)
Effect of movements in exchange rates	12	-	-	13	5	1	31
Balance at December 31, 2019	8,066	84	213	4,854	4,013	1,374	18,604

NET BOOK VALUE
At December 31, 2019	5,571	440	128	8,065	13,541	7,913	35,658
At December 31, 2018	6,860	84	183	10,427	15,187	6,002	38,743

Included in Buildings above are assets under construction of $3,746 as at December 31, 2019 (December 31, 2018 - $3,655) on which no depreciation was charged in the years then ended. Once the assets are put into service, they are transferred to the appropriate class of plant, equipment and mining properties.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2019, 2018 and 2017, were as follows:

	2019	2018	2017
Salaries, benefits, and consulting fees	$723	$956	$860
Share-based payments	659	531	1,718
	$1,382	$1,487	$2,578

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $Nil (December 31, 2018 - $212) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2019. The following table summarizes the amounts due to related parties:

	December 31, 2019	December 31, 2018
Oniva International Services Corp.	$105	$107
Directors	51	47
Jasman Yee & Associates, Inc.	-	3
	$156	$157

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

- 27 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the years ended December 31, 2019, 2018 and 2017, are summarized below:

	2019	2018	2017
Salaries and benefits	$665	$594	$450
Office and miscellaneous	322	560	567
Exploration and evaluation assets	206	353	352
	$1,193	$1,507	$1,369

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the years ended December 31, 2019, 2018 and 2017, the Company paid $226, $232 and $231, respectively, to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2019, 2018 and 2017, the Company paid $33, $66 and $80, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2019, 2018 and 2017, the Company paid $Nil, $12 and $23, respectively, to WWD.

13.	TERM FACILITY

In July 2015, the Company entered into a ten million dollar term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016. Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less interest, treatment, refining, shipping, and insurance charges.

During the year ended December 31, 2018, the Company and Samsung amended the existing term facility by extending the repayment period. Under the new amendment, Samsung granted the Company a 12 month deferral period from October 2018, through and including September 2019, during which there will be no principal repayments. The Company will repay the remaining balance in 23 equal monthly instalments of $278 commencing in October 2019 and ending August 2021. Interest on the amended facility is now charged at a rate of US dollar LIBOR (3 month) plus 6.75% during the 12 month deferral period, reverting to US dollar LIBOR (3 month) plus 4.75% for the remainder of the repayment period ending August 2021. Other material terms of the facility remain unchanged. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

The facility is secured by the concentrates produced under the agreement and by 33% of the common shares of the Company’s wholly-owned subsidiary Compañía Minera Mexicana de Avino, S.A. de C.V.. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

- 28 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The continuity of the term facility with Samsung is as follows:

	December 31,	December 31,
	2019	2018
Balance, beginning	$6,901	$8,667
Repayments	(833)	(2,000)
Unwinding of fair value adjustment	(170)	-
Fair value adjustment for modification	-	234
Balance, ending	5,897	6,901
Less: Current portion	(3,384)	(1,017)
Non-current portion	$2,513	$5,884

14.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in between 2020 and 2021 with fixed interest rates of 6.29% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at December 31, 2019, plant, equipment, and mining properties includes a net carrying amount of $559 (December 31, 2018 - $2,232) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under the equipment loans are as follows:

	December 31,	December 31,
	2019	2018
Not later than one year	$228	$550
Later than one year and not later than five years	73	428
Less: Future interest charges	(12)	(50)
Present value of loan payments	289	928
Less: current portion	(199)	(517)
Non-current portion	$90	$411

The equipment loan credit facilities are a component of the master credit facilities described in Note 15.

15.	FINANCE LEASE OBLIGATIONS

The Company has entered into office space and mining equipment leases expiring between 2020 and 2025, with interest rates ranging from Nil% to 14.99% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at December 31, 2019, plant, equipment and mining properties includes a net carrying amount of $2,697 (December 31, 2018 - $3,461) for this leased mining equipment.

- 29 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31,	December 31,
	2019	2018
Not later than one year	$716	$943
Later than one year and not later than five years	444	947
Later than five years	28	-
Less: Future interest charges	(54)	(71)
Present value of lease payments	1,134	1,819
Less: current portion	(692)	(950)
Non-current portion	$442	$869

The Company has a master credit facility with an equipment supplier for a total of $5,000. The facility is used to acquire equipment necessary for maintaining operations and exploration activities at the Avino Mine. As of December 31, 2019, the Company had $4,780 in available credit remaining under these facilities.

16.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	December 31, 2019	December 31, 2018
Balance, beginning	$2,009	$1,161
US dollar warrants issued during the year	-	2,296
Fair value adjustment	(520)	(1,304)
Effect of movement in exchange rates	90	(144)
Balance, ending	$1,579	$2,009
Less: current portion	-	-
Non-current portion	$1,579	$2,009

The Company also has warrants outstanding that are denominated in Canadian dollars. These warrants are recognized through the consolidated statement of changes in equity upon issuance using the Black-Scholes model, and are not remeasured at the end of each reporting period.

Continuity of all warrants is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2018	3,602,215	$1.99
Issued	7,175,846	$0.80
Warrants outstanding and exercisable, December 31, 2018	10,778,061	$1.20
Issued	464,122	C$0.85
Expired	(3,602,215)	$1.99
Warrants outstanding and exercisable, December 31, 2019	7,639,968	$0.79

- 30 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

		All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2019	December 31, 2018
March 14, 2019	$1.00	-	40,000
November 28, 2019	$2.00	-	3,562,215
July 30, 2020	C$0.85	464,122	-
September 25, 2023	$0.80	7,175,846	7,175,846
		7,639,968	10,778,061

As at December 31, 2019, the weighted average remaining contractual life of warrants outstanding was 3.55 years (December 31, 2018 – 3.46 years).

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2019	December 31, 2018
Weighted average assumptions:
Risk-free interest rate	1.68%	1.88%
Expected dividend yield	0%	0%
Expected warrant life (years)	3.57	3.46
Expected stock price volatility	61.61%	61.47%
Weighted average fair value	$0.22	$0.19

17.	DEFERRED REVENUE

During the year ended December 31, 2018, the Company entered into a sales agreement with MK Metal Trading Mexico S.A. de C.V., a subsidiary of Ocean Partners, to sell San Gonzalo concentrate for a 12 month period. As per the agreement, the Company received an unsecured upfront payment of $2 million, which is to be repaid in equal monthly installments over the 12 month period ending March 2019. Interest is charged on the outstanding balance at a rate of US dollar LIBOR (3 month) plus 4.75%.

As of December 31, 2019, the outstanding balance (including IVA) was $Nil (December 31, 2018 - $573).

18.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2019, is $1,524 (December 31, 2018 – $10,799), and the undiscounted value of the obligation is $1,985 (December 31, 2018 – $16,356).

The present value of the obligation was calculated using a risk-free interest rate of 6.86% (December 31, 2018 – 8.62%) and an inflation rate of 3.54% (December 31, 2018 – 3.80%). Reclamation activities are estimated to begin in 2021 for the San Gonzalo Mine and in 2028 for the Avino Mine.

- 31 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

A reconciliation of the changes in the reclamation provision during the years ended December 31, 2019, and 2018, is as follows:

	December 31, 2019	December 31, 2018

Balance, beginning	$10,799	$11,638
Changes in estimates	840	(437)
Disposition of Bralorne (Note 5)	(10,828)	-
Unwinding of discount related to Bralorne	217	256
Unwinding of discount related to continuing operations	104	122
Effect of movements in exchange rates	392	(780)
Balance, ending	$1,524	$10,799
Less: current portion	-	(296)
Non-current portion	$1,524	$10,503

19.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)	During the year ended December 31, 2019, the Company closed a bought-deal financing, issuing 5,411,900 common shares at the price of C$0.85, as well as 2,323,460 flow-through shares at the price of C$0.99 for gross proceeds of $5,240 (C$6,900). The financing was made by way of prospectus supplement in July 2019, so the Company’s existing Canadian short-form base shelf prospectus dated December 21, 2018.

Of the $5,240 total aggregate proceeds raised, $116 was attributed to 464,122 warrants issued as commission, leaving a residual amount of $5,124. This amount includes a flow-through premium, which represents the difference between the C$0.85 price in which the common shares were issued, and the offering price of C$0.99 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $247 was recorded as the flow-through premium, for a net share capital allocation of $4,877. This premium is presented in “Other liabilities” on the condensed consolidated interim statements of financial position as at December 31, 2019.

The Company paid a 7% cash commission on the gross proceeds in the amount of $367, and incurred additional legal and professional costs of $115. Costs of $10 were allocated to the fair value of the warrants and have been reflected in the condensed consolidated interim statements of operations as a finance cost, and costs of $472 have been reflected as share issuance costs in the condensed consolidated interim statements of changes in equity.

During the year ended December 31, 2019, the Company issued 4,954,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $2,924. The Company paid a 3% cash commission of $87 on gross proceeds and incurred an additional $75 in issuance costs during the period.

During the year ended December 31, 2019, the Company issued 565,259 common shares upon exercise of RSUs.

(ii)	During the year ended December 31, 2018, the Company closed a bought-deal financing, issuing 7,105,658 units at the price of $0.65 per unit for gross proceeds of $4,619. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant exercisable to purchase one additional common share at an exercise price of $0.80 until expiry on September 25, 2023. The financing was made by way of prospectus supplement in September 2018, to the short-form base shelf prospectus dated November 10, 2016 and the shelf registration statement dated August 22, 2018, for up to $25 million.

- 32 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Of the $4,619 total aggregate proceeds raised in this financing, the $2,296 fair value of the warrants was attributed to warrant liability (Note 16), and the residual amount of $2,323 was attributed to common shares. The Company paid a 7% cash commission on the gross proceed in the amount of $324, and incurred additional legal costs of $185. Costs of $253 were allocated to the fair value of the warrants and have been reflected in the consolidated statement of operations as a finance cost, and costs of $256 have been reflected as share issuance costs in the consolidated statement of changes in equity. An additional $168 in issuance costs relating to the shelf registration statement have also been reflected in the consolidated statement of changes in equity

During the year ended December 31, 2018, the Company issued 3 million common shares by way of flow-through financing for gross proceeds of $4,667 (C$6,000). This amount includes a flow-through premium, which represents the difference between the Company’s share price on the date of issuance, and the offering price of C$2.00 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $444 was recorded as the flow-through premium, for a net share capital allocation of $4,223. This premium is presented in “Other liabilities” on the balance sheet as at December 31, 2018. The Company incurred $471 in commission and issuance costs in relation to the offering.

During the year ended December 31, 2018, the Company issued 151,800 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $137. The Company pays a 3% cash commission on gross proceeds and incurred $4 in issuance costs during the period.

During the year ended December 31, 2018, the Company issued 87,500 common shares upon the exercise of stock options for gross proceeds of $112. The Company also issued 274,658 common shares upon exercise of RSUs. The Company incurred $5 in issuance costs in relation to these exercises.

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

- 33 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Continuity of stock options for the years ended December 31, 2019, and 2018, is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding and exercisable, January 1, 2018	3,311,000	$2.12
Granted	497,500	$1.30
Cancelled / Forfeited	(497,500)	$2.14
Expired	(306,000)	$1.61
Exercised	(87,500)	$1.61
Stock options outstanding, December 31, 2018	2,917,500	$2.04
Stock options exercisable, December 31, 2018	2,576,250	$2.14
Granted	526,000	$0.79
Cancelled / Forfeited	(255,000)	$2.09
Expired	(550,000)	$1.90
Stock options outstanding, December 31, 2019	2,638,500	$1.82
Stock options exercisable, December 31, 2019	2,244,000	$2.00

The following table summarizes information about the Company’s stock options outstanding and exercisable at December 31, 2019:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
September 2, 2021	$2.95	502,500	1.67	502,500	1.67
September 20, 2022	$1.98	1,162,500	2.72	1,162,500	2.72
October 6, 2022	$1.98	15,000	2.77	15,000	2.77
August 28, 2023	$1.30	432,500	3.66	432,500	3.66
August 21, 2024	$0.79	526,000	4.64	131,500	4.64
		2,638,500	3.06	2,244,000	2.78

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options granted during the years ended December 31, 2019, 2018 and 2017, was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

- 34 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

	2019	2018	2017
Weighted average assumptions:
Risk-free interest rate	1.27%	2.25%	1.80%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	5.00	5.00
Expected stock price volatility	59.01%	60.26%	68.24%
Weighted average fair value at grant date	C$0.40	C$0.53	C$1.14

During the year ended December 31, 2019, the Company charged $144 (2018 - $130, 2017 - $1,177) to operations as share-based payments and capitalized $37 (2018 - $20, 2017 - $127) to exploration and evaluation assets.

(d)	Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

During the year ended December, 2019, 1,730,500 RSUs (year ended December 31, 2018 – 1,081,500) were granted. All RSUs granted vest one-third annually from the date of the grant until fully vested at the end of the three-year term. For the RSUs granted during the year ended December 31, 2019, the weighted average fair value at the measurement date was C$0.79 (for year ended December 31, 2018 was C$1.31), based on the TSX market price of the Company’s shares on the date the RSUs were granted.

At December 31, 2019, there were 2,372,875 RSUs outstanding (December 31, 2018 – 1,235,300) with a weighted average remaining life of 2.37 years.

During the nine months ended December 31, 2019, the Company charged $793 (December 31, 2018 - $500) to operations as share-based payments and capitalized $49 (December 31, 2018 - $50) to exploration and evaluation assets for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

- 35 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

(e)	Earnings per share:

The calculations for basic and diluted earnings per share are as follows:

	2019	2018	2017
Net income (loss) for the year	$(2,335)	$1,657	$2,655
Basic weighted average number of shares outstanding	69,980,178	56,851,626	52,523,454
Effect of dilutive share options, warrants, and RSUs	-	3,149,011	796,555
Diluted weighted average number of shares outstanding	69,980,178	60,000,637	53,320,009
Basic earnings (loss) per share	$(0.03)	$0.03	$0.05
Diluted earnings (loss) per share	$(0.03)	$0.03	$0.05

20.	REVENUE AND COST OF SALES

The Company’s revenues for the year ended December 31, 2018 of $31,746 (2018 - $34,116, 2017 - $33,359) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine, and processing of Historical Above Ground Stockpiles.

	2019	2018	2017
Concentrate sales	$31,417	$34,551	$33,327
Provisional pricing adjustments	329	(435)	32
	$31,746	$34,116	$33,359

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	2019	2018	2017
Production costs	$27,949	$24,619	$19,418
Inventory net realizable adjustment	387	-	-
Depreciation and depletion	3,680	3,231	2,688
	$32,016	$27,850	$22,106

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2019	2018	2017
Salaries and benefits	$1,347	$1,244	$1,196
Office and miscellaneous	286	359	464
Management and consulting fees	461	354	460
Investor relations	171	401	363
Travel and promotion	110	226	323
Professional fees	470	529	247
Directors fees	162	161	158
Regulatory and compliance fees	143	311	101
Depreciation	43	25	15
	$3,193	$3,610	$3,327

22.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2019	December 31, 2018
Not later than one year	$1,269	$3,092
Later than one year and not later than five years	20	74
Later than five years	5	10
	$1,294	$3,176

Included in the above amount as at December 31, 2019, is the Company’s commitment to renounce flow-through eligible expenditures of $1,262 (C$1,639) that must be incurred in Canada.

Office lease payments recognized as an expense during the year ended December 31, 2019, totalled $72 (2018 - $81, 2017 - $81).

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	2019	2018	2017
Net change in non-cash working capital items:
Deferred revenues	$(573)	$573	$-
Accounts payable and accrued liabilities	(941)	2,329	(136)
Prepaid expenses and other assets	287	981	(1,672)
Amounts receivable	2,615	543	(1,585)
Taxes payable	(121)	(358)	(292)
Amounts due to related parties	6	(44)	1
Taxes recoverable	(193)	1,017	(2,828)
Other liabilities	(100)	-
Inventory	3,182	(42)	(2,565)
	$4,162	$4,999	$(9,077)

	2019	2018	2017
Interest paid	$618	$959	$445
Taxes paid	$2,373	$4,991	$5,765
Equipment acquired under finance leases and equipment loans	$122	$1,771	$1,228

24.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2018 – six) counterparties (see Note 26). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2019, no amounts were held as collateral.

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AVINO SILVER & GOLD MINES LTD.
Notes to the consolidated financial statements
For the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of US dollars, except where otherwise noted)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2019, in the amount of $9,625 and working capital of $13,209 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2019, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$4,907	$4,907	$-	$-
Due to related parties	156	156	-	-
Minimum rental and lease payments	1,294	1,269	20	5
Term facility	6,199	3,628	2,571	-
Equipment loans	301	228	73	-
Finance lease obligations	1,188	716	444	28
Total	$14,045	$10,904	$3,108	$33

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2019		December 31, 2018
	MXN	CDN	MXN	CDN
Cash	$2,780	$5,902	$8,378	$2,421
Long-term investments	-	5,599	-	14
Reclamation bonds	-	6	-	146
Amounts receivable	-	54	-	114
Accounts payable and accrued liabilities	(51,307)	(442)	(85,951)	(891)
Due to related parties	-	(202)	-	(215)
Equipment loans	-	-	-	(301)
Finance lease obligations	(1,037)	(522)	(13,907)	(533)
Net exposure	(49,564)	10,395	(91,480)	755
US dollar equivalent	$(2,627)	$8,004	$(4,656)	$554

Based on the net US dollar denominated asset and liability exposures as at December 31, 2019, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings (loss) for the year ended December 31, 2019, by approximately $465 (December 31, 2018 - $452). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2019, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $70 (December 31, 2018 - $419).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2019, a 10% change in market prices would have an impact on net earnings (loss) of approximately $467 (2018 - $1, 2017 - $3).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2019:

	Level 1	Level 2	Level 3
Financial assets
Cash	$9,625	$-	$-
Amounts receivable	-	1,477	-
Long-term investments – common shares	3,197	-	-
Long-term investments – warrants	-	-	1,114
Total financial assets	$12,822	$1,477	$1,114
Financial liabilities
Warrant liability	-	-	(1,579)
Total financial liabilities	$-	$-	$(1,579)

During 2019, changes in Level 3 measurements were comprised of the recognition of the Talisker warrants received in the sale of Bralorne (see Note 5) of $716, and its subsequent fair value increase of $398 for a total fair value of $1,114 at December 31, 2019. Additionally, there was a fair value adjustment of $520 for the warrant liability.

The Company uses Black-Scholes model to measure its Level 3 financial instruments. The warrants of Talisker are measured on acquisition and at December 31, 2019, using the following assumptions:

	December 31, 2019	December 13, 2019
Weighted average assumptions:
Risk-free interest rate	1.71%	1.67%
Expected dividend yield	0%	0%
Expected life (years)	2.95	3.00
Expected stock price volatility	106.79%	108.41%
Weighted average fair value at grant date	C$0.23	C$0.15

For the Company’s warrant liability valuation, see Note 16.

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes equity (comprising of all issued share capital, equity reserves, retained earnings or accumulated deficit, and other comprehensive income (loss)), the term facility, equipment loan obligations, and finance lease, are listed as follows:

	December 31,	December 31,
	2019	2018
Equity	$53,923	$75,168
Term Facility	5,897	6,901
Finance Lease Obligations	1,134	1,819
Equipment Loans	289	928
	$61,243	$84,816

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2019, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2019, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

26.	SEGMENTED INFORMATION

The Company’s revenues for the year ended December 31, 2019 of $31,746 (2018 - $34,116; 2017 – $33,359) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine and the Avino Historic Above Ground stockpiles.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	2019	2018	2017
Silver	$14,030	$17,259	$20,159
Copper	13,953	12,996	8,227
Gold	10,326	9,866	10,131
Penalties, treatment costs and refining charges	(6,563)	(6,005)	(5,158)
Total revenue from mining operations	$31,746	$34,116	$33,359

For the year ended December 31, 2019, the Company had six customers (2018 – six, 2017 – three) that accounted for total revenues as follows:

	2019	2018	2017
Customer #1	$21,810	$23,314	$24,845
Customer #2	4,861	321	1,062
Customer #3	3,350	8,071	-
Customer #4	1,246	-	-
Customer #5	469	-	-
Customer #6	10	519	-
Customer #7	-	1,547	7,452
Customer #8	-	344	-
Total revenue from mining operations	$31,746	$34,116	$33,359

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2019	December 31, 2018
Exploration and evaluation assets - Mexico	$9,826	$9,692
Exploration and evaluation assets - Canada	1	37,089
Total exploration and evaluation assets	$9,827	$46,781

	December 31, 2019	December 31, 2018
Plant, equipment, and mining properties - Mexico	$35,239	$36,484
Plant, equipment, and mining properties - Canada	419	2,259
Total plant, equipment, and mining properties	$35,658	$38,743

On December 13, 2019, the Company sold Bralorne (see Note 5) which held substantially all of the Company’s non-current assets in Canada.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

27.	INCOME TAXES

(a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2019	2018	2017

Current income tax expense	$327	$1,052	$2,911
Deferred income tax recovery	(960)	(645)	(140)
Total income tax expense (recovery)	$(633)	$407	$2,771

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2019	2018	2017

Net income (loss) before income taxes	$(2,968)	$2,064	$5,436
Net loss from discontinued operations before income taxes	(29,126)	(31)	(143)
Net income (loss) before income taxes	$(32,094)	$2,033	$5,293
Combined statutory tax rate	27.00%	27.00%	26.00%

Income tax expense (recovery) at the Canadian statutory rate	(8,665)	549	1,376

Reconciling items:
Effect of difference in foreign tax rates	(120)	48	285
Non-deductible/non-taxable items	6,449	(121)	602
Change in unrecognized deductible temporary differences	1,263	(257)	1,086
Impact of foreign exchange	222	915	(491)
Special mining duties	231	117	511
Impact of change of tax rates	-	-	(322)
Revisions to estimates	58	(368)	(248)
Share issue costs	(174)	(231)	-
Other items	103	(245)	(106)

Income tax expense (recovery) recognized in the year	$(633)	$407	$2,771

The Company recognized a non-cash recovery of $235 for the year ended December 31, 2019 (2018 – expense of $379; 2017 – expense of $51) related to the deferred tax impact of the special mining duty. The Canadian income tax rate increased from 26% to 27% effective January 1, 2018, with a statutory impact prior to year-end. The impact of this change has been reflected in the consolidated financial statements.

	December 31,	December 31,
	2019	2018

Deferred income tax assets	$2,755	$4,654
Deferred income tax liabilities	(5,693)	(8,557)

	$(2,938)	$(3,903)

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2018

Reclamation provision	$571	$491
Non-capital losses	1,171	3,104
Other deductible temporary differences	1,013	1,059
Inventory	(243)	(94)
Exploration and evaluation assets	(3,340)	(6,378)
Plant, equipment and mining properties	(2,110)	(2,085)

Net deferred income tax liabilities	$(2,938)	$(3,903)

The net deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican plant, equipment and mining properties which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican plant, equipment and mining properties includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

(b)	Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2019	December 31, 2018

Tax losses carried forward	$24,229	$13,790
Share issue costs	1,352	1,263
Plant, equipment and mining properties	170	6,096
Exploration and evaluation assets	1,237	1,207
Investments	(1,273)	44
Reclamation provision and other	-	9,489

Unrecognized deductible temporary differences	$25,721	$31,889

The Company has capital losses of $14,156 carried forward and $10,073 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2022 to 2039. As at December 31, 2019, the Company had no Mexican tax losses available to offset future Mexican taxable income.

28.	SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company issued 675,145 common shares as settlement of accrued advisory services provided by Cantor Fitzgerald Canada Corporate (“Cantor”) for the completion of the sale of Bralorne.

In February 2020, the Company exercised 6,290,000 share purchase warrants in Talisker Resources (“Talisker”) at a price of C$0.25 per share. To fund the exercise, the Company sold 3,000,000 common shares of Talisker at an average price of C$0.57 per share.

- 44 -